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                              April 21, 2022

       Christoper Larson
       CSX Corp Shareholder
       C/O Christopher Larson
       PO Box #2
       Ferrysburg, MI 49409

                                                        Re: CSX CORP
                                                            Preliminary Proxy
Statement on Schedule 14A filed April 12, 2022
                                                            Filed by Christoper
L. Larson
                                                            File No. 001-08022

       Dear Mr. Larson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 12, 2022

       Proxy Card, page P-1

   1. We note that CSX has disseminated its proxy statement, including a white proxy card.
                                                        Please confirm the
participants will be using a color of proxy card other than white.
   2. Please revise the proxy card to comply with the requirements in Exchange Act Rule 14a-
                                                        4(a)(3).
   3. The first sentence following the voting boxes in Item 1 states that Chris Larson "intends to use this proxy to vote
(i) FOR Chris Larson and (ii) FOR the candidates who have been nominated by the
Company to serve as directors, other than Paul C. Hilal..." Please consider including
clarifying language following this sentence that notes that shareholders may withhold authority
to vote for one or more additional company nominees, by writing the name of the
nominee(s) in the blanks provided above. Refer to Section II.I
                                                        ("Amendment to the Bona
Fide Nominee Rule") in Exchange Act Release No. 31326 and
 Christoper Larson
FirstName   LastNameChristoper Larson
C/O Christopher   Larson
Comapany
April       NameC/O Christopher Larson
       21, 2022
April 221, 2022 Page 2
Page
FirstName LastName
         the example referred to in that section.
4. The proxy card states that "Chris Larson does not expect that he will not be unable to stand for election, but, in the event that he is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's organizational documents and applicable law." Please revise to explain the reference to
         "good cause."
5. The proxy card indicates that "Chris Larson has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the
         Company's organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s)." Please explain how this would be permitted under the
Company   s
         organizational documents, given that the nomination deadline contained
in the Company   s
         bylaws appears to have passed.
General

6. Please revise to use the appropriate cover page. Refer to Exchange Act Rule 14a-101.
7. Please consider including page numbers in future amendments to this proxy statement and locating the proxy card at the back of the proxy statement.
8. The proxy statement states that "[t]his proxy statement and the WHITE proxy card (proxy materials) will only be available through the internet." Under the heading "Notice of
         Internet Availability & Obtaining A Proxy," disclosure similarly states "In accordance with rules adopted by the SEC, I may furnish proxy materials, including this Proxy
         Statement, to the shareholders by providing access to such documents on the Internet instead of mailing printed copies (the Notice)." Given the Annual Meeting will be held on
         May 4, 2022, and CSX   s definitive proxy statement was filed on March
22, 2022, it
         appears that the deadlines under Rule 14a-16(l)(2) passed on March 25, 2022, and April 1,
         2022, respectively, such that it does not appear you may use or reference the Notice of
         Internet Availability of Proxy Materials. Please revise accordingly.
9. The proxy statement appears to omit the following information required by Exchange Act
         Rule 14a-3 and specified in Schedule 14A (Exchange Act Rule 14a-101). Please revise accordingly.
             Item 1(a) of Schedule 14A - the place of the meeting
             Item 1(c) of Schedule 14A - (i) the date on which proposals of stockholders intended
             to be presented at the 2023 annual meeting of CSX   s shareholders
must be received
             by the Company in order to be included in the Company   s proxy
materials for that
             meeting and (ii) the date after which shareholder proposals for the 2023 annual
             meeting of CSX   s shareholders will be considered untimely
 Christoper Larson
FirstName   LastNameChristoper Larson
C/O Christopher   Larson
Comapany
April       NameC/O Christopher Larson
       21, 2022
April 321, 2022 Page 3
Page
FirstName LastName
                Item 2 of Schedule 14A - this item requires the proxy statement to state whether or not the person giving the proxy has the power to revoke such proxy and the procedures for such revocation; however, disclosure currently only describes how to revoke a previously delivered proxy card furnished by CSX and fails to describe how and where to send a revocation notice with respect to your proxy card, or the time by which such revocations must be received in order to be effective
                Item 4 of Schedule 14A
                o Item 4(a)(2) requires the the names of the participants in the solicitation,
                   including    any person who solicits proxies,    and your
proxy statement provides
                   that    [p]roxies may be solicited in person, by telephone
or by electronic
                   communications by Chris Larson or his supporters acting
                   without compensation    (emphasis added). Revise to identify
"his supporters."
                o  Item 4(b)(4)
                o  Item 4(b)(5)
                Item 5 of Schedue 14A
                o Item 5(b) - if there are participants other than Chris Larson, given the point above regarding the reference to "or his supporters," please provide the
                   disclosure required by Item 5(b) with respect to such
participants
                o If Mr. Larson is the sole participant in the proxy solicitation, please revise the proxy to provide the disclosure described in Item
5(b)(1)(i), (ii), (vi), (vii),
                   (viii), (ix), (x), (xi), (xii) and Item 5(b)(2)
                Item 6(d)
                Item 7
                o  Item 7(a)
                o Item 7(b) - specifically, the disclosure described in Items 401(a), (e)(1), (e)(2),
                   (f) and 407 of Regulation S-K
                Item 21(b)
10. The proxy statement identifies two different figures for the shares of CSX Common Stock outstanding as of the Record Date for the Annual Meeting. In one location of your filing,
         you state that    as of the Record Date, there were 2,193,389,444
shares of Common Stock
         outstanding.    In another location, you state with respect to the
Record Date that    on
         March 8, 2022, there were issued and outstanding 2,178,580,270 shares of CSX Common
         Stock.    According to the Company's definitive proxy statement filed on March 22, 2022,
         there were 2,178,580,270 shares of CSX Common Stock outstanding as of the Record
         Date. Please revise accordingly.
11. It is our understanding that neither Paul Hilal nor Edward J. Kelly, III, a former CSX director, have ever been directors or officers at Bottomline Technologies, Inc. We note that Bottomline Technologies' most recent proxy statement lists two directors with the same last names as Messrs. Hilal and Kelly, but they are different individuals. Please revise accordingly.
12. Please revise the proxy statement to address the following factual inaccuracies:
 Christoper Larson
FirstName   LastNameChristoper Larson
C/O Christopher   Larson
Comapany
April       NameC/O Christopher Larson
       21, 2022
April 421, 2022 Page 4
Page
FirstName LastName
                Neither Edmund L. Harris, a former CSX officer, nor Mr. Hilal were ever listed on a proxy statement for National Energy Services Reunited Corp.
                Edmund L. Harris was never a director of CSX.
                Mr. Hilal was never listed on proxy statements for Lazard Global Total Return
              & Income Fund, Inc.
                Neither Mr. Halverson nor Mr. Reilley have been listed in a Dollar Tree, Inc. proxy statement. It is our understanding that an affiliate of Mr. Hilal nominated those individuals to stand for election as directors at Dollar Tree, but they did not join the Dollar Tree board. Also, while Mr. Hilal recently became a director at Dollar
              Tree, he has not been included in any Dollar Tree proxy statement as of the date of your preliminary proxy statement.
                Your preliminary proxy claims there is    increased injury risk
   at the Company, yet
              the Company has reported an improved safety record since 2017. The Company
              reported a Federal Railroad Administration (   FRA   ) Personal
Injury Frequency Index
              of 0.92 and a FRA Train Accident Rate of 2.90 for fiscal year 2021, compared to fiscal year 2017, when the Company reported a FRA Personal Injury Frequency
              Index of 1.19 and a FRA Train Accident Rate of 3.17. Refer to CSX s Annual
              Report on Form 10-K for fiscal year 2021, filed with the Commission on February
              16, 2022 and its Annual Report on Form 10-K for fiscal year 2017, filed with the
              Commission on February 7, 2018.
                Your preliminary proxy states that the Company faces    a
future of diminished
              opportunity and lower revenues.    It is our understanding that
CSX saw
              revenues increase by 18%, or $1.9 billion, from fiscal year 2020 to fiscal year 2021.
              In addition, since 2016, CSX   s market capitalization has
increased
              from approximately $33 billion to approximately $76 billion in 2022, and over the last five years, and as of December 31, 2021, the Company had a total shareholder return of 236%, which led all Class 1 rails. Please
refer to CSX   s Annual
              Report on Form 10-K for fiscal year 2021, filed with the Commission on February
              16, 2022 and CSX   s Definitive Additional Materials, filed with
the Commission on
              April 14, 2022.
                Your preliminary proxy statement cites financial figures
relating to    Total
              Railway Operating Revenues,    which do not appear to be Company
metrics disclosed
              by CSX. Please revise to disclose the components of such measure and where such components are reflected in CSX's documents filed with the Commission or other reputable source.
                Your preliminary proxy statement suggests that long-term debt has only begun
              increasing over the last five years when it states that    from
2012 to 2015 long term
              debt was trending from $1,214 billion to $974 million.
However, in 2012, long-term
              debt was actually $9,052 million compared to $10,683 million in 2015. Refer
              to CSX   s Annual Report on Form 10-K for fiscal year 2012, filed
with the
              Commission on February 19, 2013 and its Annual Report on Form 10-K for fiscal year 2015, filed with the Commission on February 10, 2016. In addition, your proxy
              statement states that that    from 2017 to 2020 [l]ong term debt
reversed course and
 Christoper Larson
C/O Christopher Larson
April 21, 2022
Page 5
              began shooting up    such that    [l]ong term debt went from
$1,041 Billion in 2017 to
              $1,148 Billion dollars in 2020.    However, long-term debt was
$11,790 million in
              2017 compared to $16,304 million in 2020 and CSX   s net leverage
has remained the
              same from 2017. Refer to CSX   s Annual Report on Form 10-K for
fiscal year 2017,
              filed with the Commission on February 7, 2018 and its Annual Report on Form 10-K
              for fiscal year 2020, filed with the Commission on February 10, 2021.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



FirstName LastNameChristoper Larson                          Sincerely,
Comapany NameC/O Christopher Larson
                                                             Division of
Corporation Finance
April 21, 2022 Page 5                                        Office of Mergers
& Acquisitions
FirstName LastName